SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MERRILL LYNCH & CO., INC.

(Name of Subject Company (Issuer))

MERRILL LYNCH & CO., INC. (ISSUER)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

LIQUID YIELD OPTION™ NOTES DUE 2032

(Title of Class of Securities)

590188 A 73

(CUSIP Number of Class of Securities)

RICHARD ALSOP, ESQ.

GENERAL COUNSEL

CORPORATE LAW

MERRILL LYNCH & CO., INC.

4 WORLD FINANCIAL CENTER

NEW YORK, NEW YORK 10080

TELEPHONE: (212) 449-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

COPY TO:

NORMAN D. SLONAKER, ESQ.

SIDLEY AUSTIN BROWN & WOOD LLP

787 SEVENTH AVENUE

NEW YORK, NEW YORK 10019

TELEPHONE: (212) 839-5300

CALCULATION OF FILING FEE

TRANSACTION VALUATION[1]	AMOUNT OF FILING FEE[2]
$2,300,000,000	$291,410

™	Trademark of Merrill Lynch & Co., Inc.

[1]	The transaction value is based upon the book value of the securities to be received by the acquiring person computed as of the latest practicable date prior to the date of filing.

[2]	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form of Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by Merrill Lynch & Co., Inc., a Delaware corporation (the “Company”), on November 9, 2004 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to exchange (the “Exchange Offer”) an aggregate original principal amount of up to $2,300,000,000 of the Company’s Exchange Liquid Yield Option Notes due 2032 (Zero Coupon–Floating Rate–Senior) (the “New LYONs”) for a like original principal amount of the Company’s issued and outstanding Liquid Yield Option Notes due 2032 (Zero Coupon–Floating Rate–Senior) (the “Old LYONs”). The Company’s Exchange Offer is being made upon the terms and subject to the conditions set forth in the Exchange Circular dated November 9, 2004 and in the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO.

The information in the Exchange Circular and the related Letter of Transmittal is incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO filed on November 9, 2004, as amended on November 30, 2004, is hereby amended and supplemented by adding the following information:

On December 10, 2004, the Company issued a press release announcing the results of the Exchange Offer, which expired at 5:00 p.m., New York City time, on Thursday, December 9, 2004. A copy of such press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference. As of the expiration of the Exchange Offer, $2,232,108,000 aggregate principal amount of Old LYONs had been tendered in exchange for an equal principal amount of New LYONs.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended by adding the following as Exhibit (a)(5)(ii).

(a)(5)(ii) Press Release, dated December 10, 2004, Merrill Lynch & Co. announces the results of the Exchange Offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2004	MERRILL LYNCH & CO., INC.

	BY:	/s/ John Laws
Name: John Laws
Title: Assistant Treasurer

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EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Exchange, dated November 9, 2004.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Holders, dated November 9, 2004.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(i)	Press Release, dated November 9, 2004, Merrill Lynch & Co., Announces Commencement of Its Offer to Exchange.*

(a)(5)(ii)	Press Release, dated December 10, 2004, Merrill Lynch & Co., announces the results of the Exchange Offer.

*	Previously filed